Exhibit 99.1
PETROLEUM CONSULTANTS

9601 AMBERGLEN BLVD., SUITE 117	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1106	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817-336-2461	713-651-9944
FAX 512-233-2618	FAX 817-877-3728 www.cgaus.com	FAX 713-651-9980
January 19, 2011
Magnum Hunter Resources Corporation
777 Post Oak Blvd, Suite 910 Houston,
Texas 77056

Re:	Evaluation Summary
Magnum Hunter Resources Corp. Interests
Total Proved Reserves As of December 31, 2010

Pursuant to the Guidelines of the
Securities and Exchange Commission for
Reporting Corporate Reserves and
Future Net Revenue
Ladies and Gentlemen:
     As requested, this report was prepared on January 19, 2010 for Magnum Hunter Resources Corporation (“MHR”) for the purpose of submitting our estimates of proved reserves and forecasts of economics attributable to the subject interests. We evaluated 100% of MHR reserves, which are made up of oil and gas properties in various fields throughout the United States. This report, with an effective date of December 31, 2010, was prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC). The results of this evaluation are presented in the accompanying tabulations, with a composite summary of the values presented below:

		Proved	Proved
		Developed	Developed	Proved	Proved	Total
		Producing	Non-Producing	Developed	Undeveloped	Proved
Net Reserves
Oil	- Mbbl	3,608.8	111.5	3,720.4	3,104.0	6,824.4
Gas	- MMcf	13,401.3	5,486.4	18,887.7	20,564.2	39,451.9
NGL	- Mbbl	0.0	0.0	0.0	0.0	0.0

Revenue
Oil	- M$	259,287.1	8,027.4	267,314.5	222,638.9	489,953.5
Gas	- M$	69,035.0	28,777.2	97,812.2	119,299.6	217,111.8
NGL	- M$	0.0	0.0	0.0	0.0	0.0
Other	- M$	2,722.8	0.0	2,722.8	0.0	2,722.8

Severance Taxes	- M$	16,989.0	2,106.7	19,095.7	18,450.9	37,546.5
Ad Valorem Taxes	- M$	4,832.2	654.6	5,486.8	4,250.2	9,737.0
Operating Expenses	- M$	132,734.2	5,637.0	138,371.2	67,889.0	206,260.3
Other Deductions	- M$	0.0	0.0	0.0	0.0	0.0
Investments	- M$	22.9	5,165.0	5,187.9	72,028.0	77,215.9

Net Cash Flows	- M$	176,466.6	23,241.3	199,707.9	179,320.5	379,028.4
Discounted @ 10% (Present Worth)	- M$	101,272.6	10,507.5	111,780.1	66,034.2	177,814.3

Magnum Hunter Resources Corporation
January 19, 2011

     Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.
     The oil reserves include oil and condensate. Oil volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.
     Our estimates are for proved reserves only and do not include any probable or possible reserves nor have any values been attributed to interest in acreage beyond the location for which undeveloped reserves have been estimated. The Proved Developed category is the summation of the Proved Developed Producing and Proved Developed Non-Producing estimates.
Presentation
     This report presents two different pricing scenarios, which include the SEC Pricing case and a Strip Pricing case. The SEC Pricing case is divided into seven main sections: Within each main section, the reserves are categorized further by the following reserve categories as applicable: Total Proved (“TP”), Proved Developed (“PD”), Proved Developed Producing (“PDP”), Proved Developed Non-Producing (“PDNP”) and Proved Undeveloped (“PUD”). Within each reserve category section are Tables I and Summary Plots. Tables II are also included in all cases except for summary sections. The Tables I present composite reserve estimates and economic forecasts for the particular reserve category or property grouping. The Summary Plots are composite rate-time history-forecast curves for the corresponding Table I. Following certain Summary Plots are Table II “oneline” summaries that present estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I.
     The Strip Pricing sensitivity case is presented in the Appendix, with the price deck described in more detail below. For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter. The data presented in the composite Tables I are explained in page 1 of the Appendix.
Hydrocarbon Pricing
     The base SEC oil and gas prices calculated for December 31, 2010 were $79.43/bbl and $4.37/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (EIA) during 2010 and the base gas price is based upon Henry Hub spot prices (EIA) during 2010. As requested by MHR, an additional price Strip Pricing case was prepared and is presented in the Appendix. The Strip Pricing case oil and gas prices were applied based on a NYMEX future strip price deck as quoted on December 31, 2010 and is provided below.

Magnum Hunter Resources Corporation
January 19, 2011

	SEC Pricing		Strip Pricing
	Avg. Jan.-Dec. 2010		NYMEX 12-31-2010 Pricing
	WTI Cushing	Henry Hub	WTI Cushing	Henry Hub
	Oil Price	Gas Price	Oil Price	Gas Price
Year	$/STB	$/MMBTU	$/STB	$/MMBTU
2011	79.43	4.37	93.21	4.55
2012	“	“	93.95	5.08
2013	“	“	92.95	5.33
2014	“	“	92.40	5.49
2015+	79.43	4.37	92.55	5.64
     The base prices shown above were adjusted for differentials on a per-property basis, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices for the SEC price case over the life of the proved properties was estimated to be $71.795 per barrel for oil and $5.503 per MCF for gas. All economic factors were held constant in accordance with SEC guidelines.
Economic Parameters
     Ownership was accepted as furnished and has not been independently confirmed. Oil and gas price differentials, gas shrinkage, ad valorem taxes, severance taxes, lease operating expenses and investments were calculated and prepared by MHR and were thoroughly reviewed by us for accuracy and completeness. Lease operating expenses were either determined at the field or individual well level using averages calculated from historical lease operating statements. All economic parameters, including lease operating expenses and investments, were held constant (not escalated) throughout the life of these properties.
SEC Conformance and Regulations
     The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in pages 3 and 4 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.
     This evaluation includes 181 proved undeveloped locations, which includes one (1) location in the Chalkley asset group (Louisiana), 15 locations in the PRC Williston LLC asset group (North Dakota), seven (7) locations in the PostRock asset group (West Virginia) and 146 locations in the Triad Hunter asset group (WV, OH & KY). Each of these drilling locations proposed as part of MHR’s development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, MHR has indicated they have every intent to complete this development plan within the next five years. Furthermore, MHR has demonstrated that they have the proper company staffing, financial backing and prior development success to ensure this five year development plan will be fully executed.
Reserve Estimation Methods
     The methods employed in estimating reserves are described in page 2 of the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy.

Magnum Hunter Resources Corporation
January 19, 2011

     Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for MHR properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.
General Discussion
     The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.
     An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included except for the East Texas properties. Abandonment costs as provided by MHR were applied for the East Texas properties.
     Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. This evaluation was supervised by W. Todd Brooker, Vice President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or Magnum Hunter Resources Corporation and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly, CAWLEY, GILLESPIE & ASSOCIATES, INC. Texas Registered Engineering Firm F-693

W. Todd Brooker, P. E.
Vice President